Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES
As of December 31, 2017

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Linn Energy Holdco LLC	Delaware
Linn Energy Holdco II LLC	Delaware
Linn Energy Holdings, LLC	Delaware
Roan Holdco LLC	Delaware
The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary, as defined in Rule 1−02(w) of Regulation S-X, as of the end of the year covered by this report.